UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

FiveT Loan Amendment

On February 4, 2022, Altamira Therapeutics Ltd. (the “Company”) entered into a convertible loan agreement, as amended on January 26, 2023 and March 9, 2023 (the “FiveT Loan”), with FiveT Investment Management Ltd., or FiveT IM, an affiliate of FiveT Capital Holding Ltd., or FiveT, pursuant to which FiveT IM agreed to loan to the Company CHF 5,000,000, which loan bears interest at the rate of 10% per annum.

On April 3, 2023, the Company and FiveT IM entered into an amendment to the FiveT Loan (the “FiveT Loan Amendment No. 5”), which amendment extends the maturity date of the FiveT Loan to May 31, 2023. The description of the FiveT Loan Amendment No. 5 set forth herein is qualified by the full text of the FiveT Loan Amendment No. 5, attached as Exhibit 99.1 to this Report on 6-K.

As previously disclosed, on March 23, 2023, the Company and FiveT IM entered into an amendment to the FiveT Loan (the “FiveT Loan Amendment No. 3”), which amendment clarifies that in the event of a Qualifying Offering (as defined in the FiveT Loan) in which investors receive securities of the Company along with common shares of the Company, FiveT IM will receive the same such securities in the same proportion as such investors with respect to the common shares and/or Pre-Funded Warrant (as defined in the FiveT Loan) that the Company issues to FiveT IM as repayment of the FiveT Loan. The description of the FiveT Loan Amendment No. 3 set forth herein is qualified by the full text of the FiveT Loan Amendment No. 3, attached as Exhibit 99.2 to this Report on 6-K.

As previously disclosed, on March 27, 2023, the Company and FiveT IM entered into an amendment to the FiveT Loan (the “FiveT Loan Amendment No. 4”), which amendment provides for the waiver by FiveT IM for the reservation of common shares underlying, and standstill from exercising, all or any portion of the FiveT Pre-Funded Warrant (and any other warrants issued to FiveT IM thereunder) to the extent that after giving effect to a Qualifying Offering there would be insufficient authorized and unissued common shares available for issuance upon exercise of the FiveT Pre-Funded Warrant (and such other warrants, if any), in each case until the Company increases its amount of authorized common shares at its upcoming annual meeting of shareholders. The description of the FiveT Loan Amendment No. 4 set forth herein is qualified by the full text of the FiveT Loan Amendment No. 4, attached as Exhibit 99.3 to this Report on 6-K.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibits to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127 and 333-264298) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: April 3, 2023	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Amendment No. 5 to Convertible Loan Agreement, dated April 3, 2023, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd.
99.2	Form of Amendment No. 3 to Convertible Loan Agreement, dated March 23, 2023, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 10.22 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (registration no. 333-269823) filed with the Commission on March 23, 2023).
99.3	Form of Amendment No. 4 to Convertible Loan Agreement, dated March 27, 2023, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 10.23 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (registration no. 333-269823) filed with the Commission on March 27, 2023).

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